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                               November 8, 2022

       Adi Zuloff-Shani
       Chief Executive Officer
       Clearmind Medicine Inc.
       101     1220 West 6th Avenue
       Vancouver, British Columbia V6H1A5

                                                        Re: Clearmind Medicine
Inc.
                                                            Amendment No. 7 to
Registration Statement on Form F-1
                                                            Filed November 4,
2022
                                                            File No. 333-265900

       Dear Adi Zuloff-Shani:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 2, 2022 letter.

       Amendment No. 7 to Form F-1 filed on November 4, 2022

       Cover page

   1. Please revise to clarify whether your offering is contingent upon final approval of your
                                                        NASDAQ listing. Please
ensure the disclosure is consistent with your underwriting
                                                        agreement.
       Risk Factors, page 13

   2. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price
volatility seemingly unrelated to company performance following a number of recent
initial public offerings, particularly among companies with relatively smaller public floats.
Revise to include a separate risk factor addressing the potential for
 Adi Zuloff-Shani
Clearmind Medicine Inc.
November 8, 2022
Page 2
      rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.
Dilution, page 73

3. Please revise to exclude intangible assets from your historical and adjusted net tangible book value and per share information.
       You may contact Christie Wong at 202-551-3684 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Joe McCann at 202-551-6262 with any other questions.



                                                            Sincerely,
FirstName LastNameAdi Zuloff-Shani
                                                            Division of
Corporation Finance
Comapany NameClearmind Medicine Inc.
                                                            Office of Life
Sciences
November 8, 2022 Page 2
cc:       David Huberman, Esq.
FirstName LastName